Back 2011-01-05, 17:09:22, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Guidry.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1776631		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2009-10-05		
Nature of transaction	00 - Opening Balance-Initial SEDI Report		
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2011-01-05 17:07:47		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Guidry.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	1776635		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2011-01-05		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	40000		
Unit price or exercise price	3.7700	Currency	Canadian Dollar
Closing balance of securities held	40000	Insider's calculated balance	
Filing date/time	2011-01-05 17:09:17		

Back 2011-01-05, 17:03:08, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Guidry.G **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	1776604		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	135000		
Date of transaction	2011-01-05		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	40000		
Equivalent number or value of underlying securities disposed of	40000		
Unit price or exercise price	3.7700	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2014-10-05		
Closing balance of securities or contracts held	95000	Insider's calculated balance	
Filing date/time	2011-01-05 17:03:00		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			